Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 23, 2007

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

TECHNIP
Société Anonyme au capital de 80.686.817,46 €
Siège social : 6-8 allée de l’Arche
Faubourg de l’Arche
ZAC Danton
92400 COURBEVOIE
FRANCE
589 803 261 RCS Nanterre

Information mensuelle relative au nombre total de droits de vote et d’actions composant le capital social Article L. 233-8 II du Code de Commerce et article 222-12-5 du Règlement Général de l’AMF

Date d’arrêté des informations	Nombre total d’actions composant le capital	Nombre total de droits de vote
31 décembre 2006	106 117 174	Total brut de droits de vote : 111 357 805 Total net * de droits de vote : 110 021 141
* Total net = nombre total des droits de vote attachés aux actions – actions privées du droit de vote

******

TECHNIP
Société Anonyme with a share capital of 80,686,817.46 euros
Registered Office : 6-8 Allée de l’Arche
Faubourg de l’Arche
ZAC Danton
92400 COURBEVOIE
FRANCE

Trade Register : 589 803 261 Nanterre

Monthly information on the total of voting rights and the number of fully diluted shares Article L. 233-8 II du Code de Commerce et article 222-12-5 du Règlement Général de l’AMF

Date	Number of fully diluted shares	Total of voting rights
December 31, 2006	106,117,174	Total of voting rights : 111,357,805 Net total of voting rights* : 110,021,141
* Net total of voting rights = total of voting rights less treasury shares

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: January 23, 2007
	By:	/s/ Olivier Dubois Olivier Dubois President, Finance and Control Chief Finance Officer